UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33579
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, INC.
781 Third Avenue, King of Prussia, Pennsylvania 19406-1409

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
C O N T E N T S

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the	3
Years Ended December 31, 2009 and 2008

Notes to the Financial Statements	4 - 14

Additional Information:
Schedule H, Part IV(i) — Schedule of Assets (Held at End of Year)	15

Schedule H, Part IV(j) — Schedule of Reportable Transactions	16
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
InterDigital, Inc.
Savings and Protection Plan
King of Prussia, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the InterDigital Savings and Protection Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year at December 31, 2009 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 23, 2010

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Investments at fair value (see Notes 2 and 3)	$41,237,155	$31,764,207
Cash	525	16,622
Employer profit sharing receivable	469,765	545,248
Participant loans	261,499	252,422

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$41,968,944	$32,578,499

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,849)	306,819

NET ASSETS AVAILABLE FOR BENEFITS	$41,953,095	$32,885,318

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS
Investment income
Interest and dividend income	$19,694	$19,077
Net appreciation in fair value of investments	6,475,162	—

Total investment income	6,494,856	19,077

Contributions
Employer	1,473,093	1,552,638
Participants	3,409,781	3,622,133
Rollover	67,125	304,353

Total contributions	4,949,999	5,479,124

TOTAL ADDITIONS	11,444,855	5,498,201

DEDUCTIONS
Payment of benefits	2,376,478	1,230,595
Net depreciation in fair value of investments	—	10,007,618
Other deductions	600	600

TOTAL DEDUCTIONS	2,377,078	11,238,813

NET INCREASE (DECREASE)	9,067,777	(5,740,612)

NET ASSETS AVAILABLE FOR BENEFITS — BEGINNING OF YEAR	32,885,318	38,625,930

NET ASSETS AVAILABLE FOR BENEFITS — END OF YEAR	$41,953,095	$32,885,318

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the Plan) is provided for general information purposes. Plan participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital, Inc., and its participating subsidiaries (the Company or InterDigital) for its eligible employees. For purposes of before-tax contributions and matching contributions, an eligible employee will be eligible to participate in the Plan in the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age of 18 and completed one month of service with the Company. For purposes of discretionary profit sharing contributions, an eligible employee will be eligible to participate in the Plan on the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed 93 consecutive days of service with the Company.
The following individuals are not eligible to participate in the Plan: (i) individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements; (ii) collective bargaining employees; (iii) leased employees within the meaning of Internal Revenue Code (IRC) Sections 414(n)(2) and 414(o)(2); and (iv) nonresident aliens who receive no earned income that constituted income from sources within the United States.
The Plan was established effective February 1, 1985, restated January 1, 1997, and restated January 1, 2007, when the Plan name was changed from InterDigital Communications Corporation Savings & Protection Plan to InterDigital Savings & Protection Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). State Street Bank & Trust is the trustee of the Plan. Diversified Investment Advisors (Diversified) is the Plan custodian and third party administrator of the Plan’s assets.
Contributions
All participant contributions are made on a before-tax basis. Each participant may invest from 1% to 100% of annual compensation as a basic contribution subject to state, local, and certain Federal taxes. The total of the basic and supplemental contributions cannot exceed IRC limitations for each plan year. For the 2009 and 2008 plan years, such limits were $16,500 and $15,500, respectively. In addition, participants who have attained the age of 50 may make pre-tax contributions that exceed the IRC limitations. In 2009 and 2008, the maximum additional annual contributions were $5,500 and $5,000, respectively, for individuals who have attained the age of 50. If a participant’s annual contributions exceed the dollar limitation set by the IRC, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used by the Company to reduce future employer matching contributions.
The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary employer contributions. The Company currently matches 50% of the first 6% of each participant’s contribution, as defined by the Plan. From January 1, 2008 to May 31, 2009 the Company match was directed by the Company to the InterDigital Stock Fund under the Plan. The participant could immediately transfer the stock match to other investment alternatives. Beginning June 1, 2009, the Company match was distributed in cash deposited into participants’ accounts according to their elected fund investments. Discretionary employer contributions are lump sum payments made to the Plan as determined from time to time by the Board of Directors of the Company. In first quarter 2010, the Company contributed $469,765 in cash. In first quarter 2009, the Company contributed 25,563 shares of InterDigital common stock valued at $545,248. These contributions were associated with the Company’s performance in 2009 and 2008, respectively. The Plan recorded a related receivable at December 31, 2009 and 2008.
The IRC limits the amount of pay that may be used to determine participants’ discretionary contributions. The limit was $245,000 and $230,000 in 2009 and 2008, respectively. The IRC also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of 100% of pay or $49,000 for 2009, and the lesser of 100% of pay or $46,000 for 2008.
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
Participant Accounts
Each participant’s account is credited with that participant’s contributions, allocations of the Company’s matching contributions, discretionary employer contributions, and Plan earnings and losses. Allocations of discretionary employer contributions are based on a percentage of a participant’s eligible annual base compensation as determined by the Board of Directors of the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Terminated participants forfeit unvested Company contributions. Forfeitures are used to reduce future employer matching contributions.
Vesting
Rollover contributions and participants’ before-tax contributions are 100% vested and nonforfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) prior to January 1, 2004, shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	33%
At least 1, less than 2 years	67%
2 or more years	100%
All other participants shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	0%
At least 1, less than 2 years	33%
At least 2, less than 3 years	67%
3 or more years	100%
Participants who die or retire at their normal retirement age (age 65) are 100% vested in their account.
On March 30, 2009, the Company announced a repositioning plan that included the cessation of further product development of its SlimChip® modem technology. The repositioning resulted in a reduction in force of approximately 100 employees across the Company’s three locations, the majority of which were terminated effective April 3, 2009. The employees affected by the repositioning had their discretionary matching and employer contributions vest 100% upon termination, regardless of their length of service.
Participants Loans
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 during 2009 and 2008. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rates of outstanding loans at December 31, 2009 and 2008 ranged between 4.25% and 9.25%. Interest paid by the participant is credited to the participant’s account. If a participant’s balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant’s vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principle plus interest, at December 31, 2009 and 2008 were $28,491 and $52,252, respectively. Outstanding loans become due and payable in full 60 days after the related participant ceases to be an employee and a party-in-interest, as defined by ERISA, or after complete termination of the Plan.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant’s death, distribution of their account will be made as soon as administratively practicable upon the receipt

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant’s account are made in a single lump sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan’s assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participants’ accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.
Investment Options
Prior to June 1, 2009, all investments were participant-directed except for the Company’s matching and discretionary employer contributions, which by the terms of the Plan were directed by the Company to the InterDigital Stock Fund. Participants, however, were permitted to reallocate their holdings among available investment options at any time. Beginning June 1, 2009, all investments are participant-directed including the Company matching and discretionary employer contributions. Fund descriptions below were obtained from fund brochures and other Plan documents:
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund
This fund seeks to invest only in a portfolio of short-term U.S. Treasury securities. The fund was first offered to participants on April 8, 2009.
Money Market Fund
This fund seeks high current income while preserving capital and providing liquidity by investing in high quality short-term cash money market instruments, such as short-term U.S. government obligations, corporate bonds and notes, commercial paper, bank acceptances, and repurchase agreements. The fund will primarily invest in A1/P1- rated debt instruments. The average dollar-weighted maturity of the fund’s investments will be 90 days or less. This fund was no longer offered after April 7, 2009.
Stabled Pooled Fund
This fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (GIC’s), Bank Investment Contracts (BIC’s), as well as GIC alternatives, such as synthetic GIC’s.
INTERMEDIATE/LONG-TERM BONDS:
Core Bond Fund
This fund seeks maximum return primarily through the investment in U.S. Government, asset-backed and mortgage-backed securities, corporate securities, and to a lesser extent, convertible, high yield and international fixed income securities. The fund was no longer offered after April 7, 2009.
JPMorgan Core Bond A Fund
This fund seeks to maximize total return. The fund primarily invests in investment-grade bonds and debt securities. It normally invests at least 80% of assets in bonds. Normally, the fund’s average weighted maturity ranges between four and twelve years. It may invest in derivative instruments. The fund was first offered to participants on April 8, 2009.
T. Rowe Price Corporate Income Fund
This fund seeks to provide high income and some capital growth. The fund normally invests at least 80% of assets in corporate debt securities and at least 65% of assets in corporate debt securities issued by U.S. and foreign companies. It may invest in a variety of securities including convertible debt and preferred stock, together limited to no more than 25% of assets. It may invest up to 25% of assets in non-U.S. dollar foreign securities. The fund’s weighted average maturity normally exceeds 10 years. It invests at least 65% of assets in investment-grade bonds. The fund’s direct investment in B rated bonds will not exceed 10% of total assets.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
LARGE-CAP STOCKS:
Black Rock Equity Dividend I Fund
The investment seeks long-term total return and current income. The fund invests primarily in a portfolio of equity securities. It normally invests at least 80% of assets in equity securities and at least 80% of assets in dividend paying securities. The fund focuses on issuers that have good prospects for capital appreciation. It may also invest in convertible securities and non-convertible preferred stock.
Transamerica Partners Institutional Stock Index Fund
This fund seeks its objective by investing in the stocks comprising the Standard & Poor’s 500 Stock Index. The fund invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index. Under normal market conditions, the fund invests at least 90% of its net assets in securities comprising the S&P 500 Index and related investments.
Transamerica Premier Diversified Equity Investment Fund
This fund seeks capital appreciation. This fund primarily invests at least 80% of assets in a diversified portfolio of domestic equity securities. On November 13, 2009, due to an internal reorganization of some Transamerica funds, this fund became Transamerica Diversified Equity P Fund.
Transamerica Diversified Equity P Fund
This fund seeks capital appreciation. This fund primarily invests at least 80% of assets in a diversified portfolio of domestic equity securities. It typically limits itself to holdings in fewer than 60 well-researched companies. It may invest its assets in cash, cash equivalent securities, or short-term securities, repurchase agreements, and money market instruments. This fund was organized on November 13, 2009 and its predecessor fund is the Transamerica Premier Diversified Equity Investment Fund.
SMALL MID-CAP STOCKS:
Baron Small Cap Fund
This fund seeks capital appreciation. The fund normally invests at least 80% of assets in equity securities of smaller growth companies. A small sized company is defined as having a market value of under $2.5 billion at the time of purchase. The adviser seeks to purchase securities that the adviser expects could increase in value 50% within two years.
Columbia Acorn Fund
The investment seeks to provide long-term growth of capital. The fund normally invests a majority of net assets in small and mid-sized companies with market capitalizations under $5 billion at the time of investment. The fund invests the majority of assets in U.S. companies, but also may invest up to 33% of assets in foreign companies in developed markets and emerging markets.
Diamond Hill Small Cap Fund, Class A
This fund seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets in common stocks of U.S. companies with small capitalization that the adviser believes are undervalued. Small cap companies are companies with market capitalizations, at the time of purchase, below $2.5 billion or in the range of those market capitalizations of companies included in the Russell 2000 index. The management utilizes a two-step security selection process to find intrinsic value regardless of overall market conditions.
AIM Real Estate Funds, Class A
This fund seeks high total return. The fund normally invests at least 80% of assets in securities of real estate and real estate-related companies, including real estate investment trusts (REITs). It primarily invests in common stock, and invests up to 10% of its total assets in non-investment grade debt securities. The fund may engage in short sales transactions.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
Keeley Small-Cap Value Fund, Class A
The investment seeks capital appreciation. The fund invests in companies with a small market capitalization, which is currently defined as $3.5 billion or less. It normally invests at least 80% of net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of companies with small market capitalization. As long as an investment continues to meet its other criteria, it may choose to hold such securities even if the company grows beyond the $3.5 billion capitalization level.
Transamerica Mid-Cap Value Fund
This fund seeks to invest primarily in stocks of medium sized companies which the fund’s advisers believe have below market valuations and present an opportunity for earnings improvement. Under normal circumstances, the fund invests at least 80% of its net assets in securities of medium sized (or mid-cap) companies and related investments.
INTERNATIONAL STOCKS:
American Funds EuroPacific Growth R4 Fund
This fund normally invests at least 80% of net assets in securities of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. Growth stocks are stocks that the investment adviser believes have the potential for above-average capital appreciation.
MULTI-ASSET/OTHER:
Intermediate Horizon Strategic Allocation Fund
This fund seeks to attain its objective by investing in an array of Diversified’s funds. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both assert classes. Fund allocations within asset classes are broadly designed to mirror the market at large. The fund was no longer offered after April 7, 2009.
Long Horizon Strategic Allocation Fund
This fund seeks to attain its objective by investing in an array of Diversified’s funds with an emphasis on equity funds. The fund will have limited exposure to a variety of fixed income funds. Fund allocations within asset classes are broadly designed to mirror the market at large. The fund was no longer offered after April 7, 2009.
Short Horizon Strategic Allocation Fund
This fund seeks to attain its objective by investing in an array of Diversified’s funds. The primary emphasis is on fixed income funds with limited exposure to equity funds. Fund allocations within asset classes are broadly designed to mirror the market at large. The fund was no longer offered after April 7, 2009.
Vanguard Target Retirement 2010 Fund
This fund seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2010. The fund invests approximately 51% of assets in stocks and 49% in bonds. The fund was first offered to participants on April 8, 2009.
Vanguard Target Retirement 2020 Fund
This fund seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. The fund invests approximately 69% of assets in stocks and 31% in bonds. The fund was first offered to participants on April 8, 2009.
Vanguard Target Retirement 2030 Fund
This fund seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2030. The fund invests approximately 84% of assets in stocks and 16% in bonds. The fund was first offered to participants on April 8, 2009.
Vanguard Target Retirement 2040 Fund
This fund seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (Continued)
according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. The fund invests approximately 90% of assets in stocks and 10% in bonds. The fund was first offered to participants on April 8, 2009.
Vanguard Target Retirement 2050 Fund
This fund seeks to provide growth of capital and current income. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2050. The fund invests approximately 90% of assets in stocks and 10% in bonds. The fund was first offered to participants on April 8, 2009.
InterDigital Stock Fund
This fund invests in the common stock of InterDigital, Inc.
NOTE 2 SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.
Basis of Accounting
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Contracts
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and AICPA Statement of Position 962 (formerly 94-4-1), Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position). The fair value of the guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
Forfeited Accounts
At December 31, 2009 and 2008, forfeited non-vested accounts totaled $43,588 and $12,395, respectively. These forfeited accounts were fully utilized to reduce employer matching contributions in 2009 and 2008.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 2 SUMMARY OF ACCOUNTING POLICIES (Continued)
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01, The FASB Accounting Standards Codification (FASB ASC), which establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard changes the referencing of financial standards.
FASB ASC 855-10 (formerly SFAS No. 165) amended by ASU No. 2010-09 is effective for interim or annual financial periods ending after June 15, 2009 and establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before the date the financial statements are issued for SEC filers. This standard was adopted for the year ended December 31, 2009. Subsequent events have been evaluated through the date that the financial statements were issued.
In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-06, Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities Taxes (formerly FASB Interpretation No. 48 and Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes). FASB ASC 740 prescribes guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard, which has been adopted as required by the Plan as of January 1, 2009. Although this standard does apply to employee benefit plans, the adoption of this standard did not require any adjustments to the Plan’s financial statements because of its tax exempt status and it does not have unrelated business taxable income.
FASB ASC 815-10 (formerly SFAS No. 161) Accounting for Derivative Instruments and Hedging Activities is effective January 1, 2009. This standard requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, this standard requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular format. This standard is not currently applicable to the Plan since the Plan does not have derivative instruments or hedging activity.
FASB ASC 820-10 (formerly, FSP FAS 157-4) Fair Value Measurements and Disclosures provides additional guidance for Fair Value Measurements when the volume and level of activity for the asset or liability has significantly decreased. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
FASB ASC 320-10 (formerly, FSP FAS 115-2 and FSP FAS 124-2) Recognition and Presentation of Other-Than-Temporary Impairments amends the other-than-temporary impairment guidance for debt and equity securities. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2009, there are no recently issued accounting standards not yet adopted that would have a material effect on the Plan’s financial statements.
NOTE 3 — FAIR VALUE MEASUREMENTS
FASB ASC 820, Fair Value Measurements (formerly FASB Statement No. 157), establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;
Level 2
Inputs to the valuation methodology include:

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)
-Quoted prices for similar assets or liabilities in active markets;
-Quoted prices for identical or similar assets or liabilities in inactive markets;
-Inputs other than quoted prices that are observable for the asset or liability;
-Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;
Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Registered investment companies: Valued at the net asset value (“NAV”) of shares held by the plan at year- end.
Participant loans: Valued at amortized cost, which approximates fair value.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and December 31, 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies	$32,729,587	$—	$—	$32,729,587
Common stocks	—	5,548,597	—	5,548,597
Guaranteed investment contract	—	—	2,958,971	2,958,971
Participant loans	—	—	261,499	261,499

Total assets at fair value	$32,729,587	$5,548,597	$3,220,470	$41,498,654

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered investment companies	$23,273,555	$—	$—	$23,273,555
Common stocks	6,587,995	—	—	6,587,995
Guaranteed investment contract	—	—	1,902,657	1,902,657
Participant loans	—	—	252,422	252,422

Total assets at fair value	$29,861,550	$—	$2,155,079	$32,016,629

The tables below set forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009:

	Level 3 Assets
	Year Ended December 31, 2009
	Guaranteed	Participant
	Investment contract	Loans

Balance, beginning of year	$1,902,657	$252,422
Unrealized gains relating to instruments still held at the reporting date	72,942	—
Purchases, sales, issuances and settlements (net)	983,372	9,077

Balance, end of year	$2,958,971	$261,499

NOTE 4 — INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009		2008
Stable Pooled Fund	$2,958,971		$1,902,657
Money Market Fund	—	*	2,652,270
Transamerica Mid-Cap Value Fund	3,152,008		2,462,785
Core Bond Fund	—	*	2,319,224
Transamerica Partners Institutional Stock Index Fund	5,150,564		3,869,547
American Funds EuroPacific Growth R4 Fund	3,968,063		2,612,432
Black Rock Equity Dividend I Fund	2,444,583		—	*
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund	2,501,726		—	*
JPMorgan Core Bond A Fund	2,587,053		—	*
Transamerica Diversified Equity P Fund**	3,582,291		2,607,278

InterDigital Stock Fund	5,548,597		6,587,994

*	Does not represent five percent or more of the Plan’s net assets but is included for comparative purposes.

**	Formerly the Transamerica Premier Diversified Equity Investment Fund through November 12, 2009.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4 – INVESTMENTS (Continued)
At December 31, 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008
Investment in common trusts	$72,942	$68,405
Registered investment companies	6,558,918	(11,356,900)
InterDigital Stock Fund	(156,698)	1,280,877

	$6,475,162	$(10,007,618)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
NOTE 5 – NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the components of and significant changes in net assets relating to the Plan’s nonparticipant-directed investments at December 31, 2009 and 2008 are as follows:

	2009	2008
Net Assets
InterDigital Stock Fund	$5,548,597 *	$6,587,994

Changes in Net Assets
Contributions	$1,195,504	$1,429,958
Net (depreciation) appreciation in fair value of investments	(156,698)	1,280,877
Distributions	(364,372)	(142,610)
Transfers	(1,690,417)	(295,295)
Forfeitures and other	(23,414)	(50,218)

	$(1,039,397)	$2,222,712

*	Beginning June 1, 2009, all investments are participant-directed including the Company matching and discretionary employer contributions.
NOTE 6 – GUARANTEED INVESTMENT CONTRACTS AND SECURITY-BACKED CONTRACTS
In 2004, the Plan entered into a benefit-responsive investment contract with the Stable Pooled Fund (the Fund). The Fund primarily invests in traditional GICs and security-backed contracts issued by insurance companies and other financial institutions. The Fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.
As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Diversified, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
NOTE 7 – RELATED PARTY TRANSACTIONS
The Plan invests in shares of the Company’s common stock through the InterDigital Stock Fund. In 2009 and 2008, the Plan also invested in funds managed by Diversified. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.
NOTE 8 – PLAN EXPENSES
All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.
NOTE 9 – TAX STATUS
The IRS has determined and informed the Company by letter dated June 13, 2005, that the Plan satisfies the qualification requirements under IRC Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, PART IV(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Current/Contract
Identity of Issue	Investment Type	Value
State Street Bank & Trust*	Cash	$525
Federated U.S. Treasury Cash Reserves, Institutional Service Shares Fund	Registered investment companies	2,501,726
JP Morgan Core Bond A Fund	Registered investment companies	2,587,053
Transamerica Mid-Cap Value Fund*	Registered investment companies	3,152,008
Vanguard Target 2010 Retirement Fund	Registered investment companies	426,637
Vanguard Target 2020 Retirement Fund	Registered investment companies	903,681
Vanguard Target 2030 Retirement Fund	Registered investment companies	1,285,956
Vanguard Target 2040 Retirement Fund	Registered investment companies	151,944
Vanguard Target 2050 Retirement Fund	Registered investment companies	10,763
AIM Real Estate Funds, Class A	Registered investment companies	1,337,857
American Funds EuroPacific Growth R4 Fund	Registered investment companies	3,968,063
Baron Small Cap Fund	Registered investment companies	1,762,913
Black Rock Equity Dividend I Fund	Registered investment companies	2,444,583
Columbia Acorn Fund	Registered investment companies	1,174,589
Diamond Hill Small Cap Fund, Class A	Registered investment companies	372,779
Keeley Small-Cap Value Fund, Class A	Registered investment companies	1,347,433
T. Rowe Price Corporate Income Fund	Registered investment companies	568,747
Transamerica Diversified Equity P Fund*	Registered investment companies	3,582,291
Transamerica Partners Institutional Stock Index Fund*	Registered investment companies	5,150,564

	Registered Investment Companies Total	$32,729,587

Stable Pooled Fund*	Investments in common trusts	2,943,122	***

	Collective Trust Fund Total	$2,943,122

InterDigital Stock Fund*	Employer Stock Fund	$5,548,597	**

Participant Loans*	Notes Receivable with Interest Rates of 4.25% to 9.25%	$261,499

TOTAL ASSETS HELD AT END OF YEAR		$41,483,330

*	transaction with party-in-interest

**	cost basis is $4,995,802

***	fair value is $2,958,971
Cost is not required for participant-directed investments.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
SUPPLEMENTAL SCHEDULE H, PART IV(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

				Historical
Identity of		Purchase	Selling	Cost of	Historical
Party Involved	Description of Asset	Price	Price	Asset	Gain (Loss)
Diversified Investors Funds Group	InterDigital Stock Fund	$1,992,386	$2,171,412	$1,992,386	$179,026

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
	By:	InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 23, 2010	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Accounting Officer

EXHIBIT INDEX
     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit	Exhibit
Number	Description
23.1	Consent of Morison Cogen LLP